Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549




30 September 2005





Commissioners,

We are aware that our report dated 30 September 2005 on our review of interim financial information of Amarin Corporation plc for the six month periods ended June 30, 2005 and 2004 and included in the Company's report on Form 6-K for the six months ended June 30, 2005 is incorporated by reference in its Registration Statements on Form F-3 (Registration Nos. 333-104748, 333-13200, 333-12642, 333-
121431 and 333-121760).

Yours very truly,



PricewaterhouseCoopers LLP